EMPLOYMENT AGREEMENT

between

AdCare Health Systems, Inc. (the "Company")

and

Boyd P. Gentry (the "Officer")

This Employment Agreement ("Agreement") is entered into January 7, 2010, to be effective as of January 10, 2011 (the "Effective Date").

Background

The Company and the Officer desire that the Officer be engaged as the President and Chief Executive Officer of the Company and desire to enter into this Agreement to reflect the terms and conditions of such engagement

Statement of Agreement

For good and valuable consideration (including the respective obligations of the parties hereunder), the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.   Employment.   For the purposes and upon the terms and conditions hereinafter set forth, the Company agrees to employ the Officer and the Officer accepts such employment. While the Officer remains employed hereunder, the Officer shall continue to serve as a director of the Company for as long as he is elected to such position.   The Officer's employment shall be based in the Atlanta, Georgia greater metropolitan area, subject to business travel as necessary including to the Company's offices in Springfield, Ohio. The Company shall provide the Officer suitable offices in the Atlanta, Georgia greater metropolitan area and in Springfield, Ohio.

Section 2.   Duties.   The Officer shall be employed, as of the Effective Date through June 30, 2011 as the Co-Chief Executive Officer of the Company, and effective as of July 1, 2011 and thereafter during the Employment Term as the President and Chief Executive Officer of the Company.   The Officer shall have such duties and responsibilities as are commonly incident to such offices of a substantial corporation and shall report solely to the Board of Directors of the Company.   The Officer shall devote such time, attention and energy to the business of the Company and the performance of his duties hereunder as are necessary to properly perform his duties hereunder.   Notwithstanding any other provision hereof, the Company acknowledges that the Officer has been employed by Mariner Health Care, Inc. ("Mariner") and consents to his continuing to perform on average thirty (30) hours of service per month to Mariner as a consultant. Additionally, the Company acknowledges that the Officer is a party to an agreement with Millennium Pharmacy Systems, Inc ("Millennium")and pursuant thereto has certain noncompetition and nonsolicitation obligations to that company that remain in effect through June 30, 2011.   The Officer represents that his entry into and performance of services under this Agreement do not violate the terms of his engagement with Mariner or the restrictive covenants in his Agreement with Millennium. The Officer will be expected to carry out his duties with the highest degree of ethical and moral standards and to comply with all terms and conditions regarding the nature and manner in carrying out his duties as may be established from time to time by the Company and set forth in its employee handbook or manual.

Section 3.   Compensation.

(a)   Salary. The Officer shall be paid a salary of $300,000 per year (the "Annual Salary"), payable in installments on the date of the Company's regular pay periods or such other installments as the Officer and the Company from time to time mutually agree upon. The Annual Salary shall be reviewed at least annually by the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") for possible increases, and if so increased, the increased amount shall thereafter be deemed to be the "Annual Salary" for all purposes under this Agreement.

(b)   Bonus. The Officer shall be eligible to earn an annual bonus for 2011 and each year thereafter, the target amount of which, based on reasonably expected performance, shall be one hundred percent (100%) of Annual Salary (the "Target Bonus"). The performance criteria for earning the bonus and the formula for determining the amount of the bonus shall be established by the Compensation Committee in consultation with the Officer under the Company's management incentive plan for executive officers. The criteria and the formula for each year will be provided to the Officer no later than the first ninety (90) days of the year. The bonus earned shall be paid as soon as feasible following the end of each year, but not later than March 30 of the following year. The bonus for any year will be earned and accrued and payable if the Officer is employed by the Company on the last day of the year.

(c)   Equity Compensation. As of the Effective Date, the Compensation Committee shall grant the Officer a warrant to purchase 250,000 shares of common stock of the Company with an exercise price per share equal to the greater of $4.13 per share or the fair market value per share on the last business day before the Effective Date determined in accordance with the requirements of Section 409A of the Internal Revenue Code of 1986 as amended (the "Code"). One-third (1/3) of the warrant shall be vested as of the Effective Date and the remaining two-thirds (2/3's) shall vest ratably on the day before each on the two subsequent anniversaries of the Effective Date, provided the Officer remains employed by the Company on such date, provided, however, that if the Officer resigns for "Good Reason," the Company terminates the Officer's employment without "Cause (other than due to the Officer's Disability)" or a "Change in Control" occurs while the Officer is employed by the Company, the option shall immediately become one hundred percent (100%) vested. The warrant shall have a term of ten (10) years subject to earlier expiration upon termination of employment. The warrant shall be exercisable for cash, or at the option of the Officer, in a cashless exercise (by reducing the number of shares he receives upon exercise by a number of shares with a then fair market value equal to the aggregate exercise price of the shares purchased). The shares issued will be registered under an effective registration statement to permit subsequent sale by the Officer. The warrant, to the extent vested, shall continue to be exercisable for at least three (3) months following the Officer's termination of employment. The Officer shall be eligible to receive future grants of equity compensation at the discretion of the Compensation Committee. For purposes of this Agreement, the following terms shall have the following meanings. Resignation for "Good Reason" means the Officer's resignation within ninety (90) days following the Company's failure to cure a material breach of this Agreement within thirty (30) days after the Officer gives the Company written notice of such breach within ninety (90) days of the occurrence of such breach . "Cause" means the Officer's fraud, dishonesty, willful misconduct, or gross negligence in his performance of his duties hereunder, or the Officer's conviction for a crime of moral turpitude, or material breach by the Officer of this Agreement which the Officer fails to cure within thirty (30) days after the Company gives the Officer written notice of such breach. "Change in Control" means one or more sales or dispositions, within a twelve (12) month period, of assets representing a majority of the value of the assets of the Company or the acquisition (whether by purchase or through a merger or otherwise) of common stock of the Company immediately following which the holders of common stock of the Company immediately prior to such acquisition cease to own directly or indirectly common stock of the Company or its legal successor representing more than fifty percent (50%) of the voting power of the common stock of the Company or its legal successor.

Section 4.   Officer Benefits; Vacation. During the Employment Term and subject to the provisions of Section 6, the Officer shall be entitled to participate in life insurance, hospitalization medical insurance, retirement, and other benefits as are presently or may hereafter be provided to other executive officers of the Company and paid vacation in accordance with the Company's vacation policy for executive officers. In addition to the benefits generally available to executive officers of the Company, the Company agrees to (a) pay the COBRA premiums of the Officer and his spouse and eligible dependents for the period from the Effective Date until the Officer is covered under the Company's group health plan, such amounts to be paid as soon as feasible in 2011, or at the Company's option, waive any waiting period for eligibility under the Company's group health plan, and (b) continue to pay the Officer at the rate of 100% of his Annual Salary for a period of three (3) months after the date of "Disability" and at the rate of 60% of his Annual Salary as of the date of Disability for an additional twenty-one (21) months. For purposes of this Agreement, the term "Disability" means the inability of the Officer to perform his duties for medical reasons for a period of ninety (90) days in any three hundred sixty-five (365) day period. In the event there is a question as to whether or not the Officer is subject to a Disability, the Board of Directors of the Company will select a qualified physician who will make the determination which will be binding on both the Officer and the Company.

Section 5.   Business Expenses. The Officer will be entitled to participate in the Company's Executive Expense Allowance Program to the extent of $30,000 per year. The expense allowance for the Officer will be paid equally over the course of the year in connection with regular salary payments to the Officer and may be used by the Officer, among other things, to reimburse him for insurance premiums, automobile expenses, home office expenses and other reasonable business expenses incurred by the Officer in connection with his performing duties for the Company. The deductibility of any such business expenses for IRS purposes will be the responsibility of the Officer. In addition, upon the Officer's periodic presentation of an itemized account therefore, the Company shall pay or reimburse the Officer for reasonable direct out of pocket expenses incurred by the Officer on behalf of the Company in connection with and reasonably necessary for the routine rendering of his services to the Company hereunder. All taxable reimbursements and in-kind benefits will satisfy the following requirements: (a) (i) The plan, program, or policy (the "Plan") must provide an objectively determinable nondiscretionary definition of expenses eligible for reimbursement or the in-kind benefits to be provided; (ii) the expense must be incurred or in-kind benefit provided during the period that the Officer is employed with or performing services for the Company, unless a different objectively and specifically prescribed period is specified with respect to the Officer under the applicable Plan; (iii) the amount of expenses that are eligible for reimbursement, or in-kind benefits provided, during the Officer's taxable year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year; (iv) unless a shorter time period is specified in an applicable Plan, the reimbursement must be paid to the Officer on or before the last day of the Officer's taxable year following the taxable year in which the expense was incurred; and (v) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit; and (b) a taxable reimbursement otherwise will be made in a manner intended to avoid the imposition of tax under Section 409A.

Section 6.   Term of Employment.

(a)   The term of this Agreement shall begin on the Effective Date and remain in effect thereafter while the Officer is employed by the Company (the "Employment Term").

(b)   The Company and the Officer shall at all times have the right to terminate the Officer's employment, in the case of the Company with or without Cause, and in the case of the Officer with or without Good Reason, and in either case subject to the terms of this Agreement. Upon termination of the Officer's employment, the Officer shall have no obligation or duty to further serve the Company in any capacity, nor shall the Company be under any obligation or duty to employ the Officer or provide the benefits specified in Section 4 or make any of the payments provided for in Sections 3, 4, or 5 (except to the extent any such benefits are required to be provided by this Agreement, the applicable plan or law or any such payments under Sections 3, 4, or 5 have accrued prior to and remain unpaid as of the effective date of such termination).

(c)   If the Officer resigns his employment for Good Reason or the Company's terminates the Officer's employment without Cause (other than due to the Officer's Disability), the Officer, or his successors and assigns, shall receive the severance pay and benefits hereafter provided. The severance pay shall be an amount equal to two (2) times the sum of Annual Salary plus Target Bonus, payable in substantially equal installments at least monthly for twenty-four (24) months after the termination date, plus if such termination occurs within three (3) months before or twenty-four (24) months after the occurrence of a "Change in Control," an additional one time the sum of Annual Salary plus Target Bonus, payable in substantially equal installments at least monthly for twelve (12) months beginning immediately after twenty-four (24) months following the termination date.   For the period for which severance pay is paid, i.e., twenty-four (24) or thirty-six (36) months following termination of employment (the "Severance Period"), the Officer and his family shall be entitled to continue to be covered under all employee benefit plans of the Company under which executive officers of the Company are covered and at the same cost and under the same terms and conditions as apply to executive officers, provided, however, that if the Company is unable under applicable law or the insurer will not permit the Officer to be covered under any such plan, the Company shall pay to the Officer an amount each month during the Severance Period equal to the Company's cost of coverage for similarly situated executive officers. For purposes of this Agreement, termination of employment and similar terms means a termination of employment constituting a "separation from service" within the meaning of Code Section 409A. Notwithstanding the foregoing, to the extent necessary to avoid the Officer incurring a tax under Code Section 409A, any amount that is otherwise due within six (6) months following termination of employment shall be delayed until six months after termination of employment. The provisions contained in this Section shall survive the termination of the Officer's employment.

Section 7. <u>Certain Officer Covenants</u>. The Officer expressly covenants and agrees to and with the Company as hereinafter set forth in this Section 7.

(a) <u>Non-Competition</u>. In the event that the Officer's employment is voluntarily terminated by the Officer other than for Good Reason or is terminated by the Company for Cause, then for a period of twelve (12) months after the date of termation, the Officer shall not, directly or indirectly, acting along or with others, acquire, manage, or operate, or participate in the acquisition of ownership, management, or operation of, or be connected with as an officer, director, employee, or consultant, or acquire any beneficial interest in, or assist anyone else in the conduct of, or otherwise compete with the Company, in any business or enterprise which is (directly or through an affiliate) in competition with the Company within twenty-five (25) miles of any facility where the Company conducts business as of the termination date (the "Competing Business"); provided, however, that the foregoing restrictions shall not prohibit the Officer from performing services for a segment of a Competing Business which segment is not in competition with the Company. Notwithstanding anything herein to the contrary, the provisions of this Section shall not prohibit the Officer from acquiring not more than 1% of the securities of any corporation which competes with the Company and whose shares are regularly traded on a nationally recognized stock exchange or over-the-counter market.

(b) <u>Prohibition Against Hiring Employees</u>. In the event that the Officer's employment is voluntarily terminated by the Officer other than for Good Reason or is terminated by the Company for Cause, then for a period of twelve (12) months after the date of termination the Officer shall not directly or indirectly solicit for employment or directly or indirectly assist others in soliciting for employment any person who was an employee of the Company at any time during the twelve (12) months preceding the date of the Officer's termination of employment and with whom the Officer had material contact during such twelve (12) month period, unless the employment of such employee has been terminated by the Company or such employee has been laid-off by the Company during such period.

(c) <u>Confidential Information</u>. Except to the extent required in the performance of his duties hereunder, the Officer shall not at any time while he is employed by the Company or after termination of his employment, directly or indirectly, disclose, disseminate or otherwise publish "confidential information. " For purposes of this Agreement, the term "confidential information" means information and know-how disclosed to or known by the

Officer which relates to the conduct of the business by the Company or any business activity under development or research by the Company or which is a business opportunity of the Company and which information has not become a matter of general public knowledge or is not a matter of general knowledge within the Company's industry, including without limitation, trade secrets, proprietary data and bid and contractor and subcontractor information. "Confidential information" shall also include any document or information (whether of the Company or of any person with which the Company has an agreement with respect to the confidentiality of information) labeled "confidential," "proprietary," or words of similar import and which has not become a matter of general public knowledge and is not a matter of general knowledge within the Company's industry.

        (d)   <u>Return of Information</u>. Upon termination of the Officer's employment for whatever reason, the Officer shall return to or leave with the Company, without making or retaining copies thereof, all documents, records, notebooks and similar repositories containing confidential information.

        (e)   <u>Reasonableness of Covenants</u>. The Officer has carefully considered the nature and extent of the restrictions upon his and the rights and remedies conferred upon the Company under this Section 7, and hereby acknowledges and agrees that, in light of his position, the information to which he will be privy, and the nature of the business, the same are reasonable in time and territory, are designed to eliminate competition which would be unfair to the Company, are fully required to protect the Company's legitimate interests, and do not confer a benefit upon the Company disproportionate to any detriment to the Officer.

If the Officer breaches any of the agreements contained in this Section 7, then, in addition to any other rights or remedies which the Company may have, the Company shall have the right to an accounting and repayment of all profits or other benefits directly realized as a result of any such breach, to collect any damages caused by such breach in addition to those specifically listed herein, and to enforce any legal or equitable remedy (including injunctive relief) that it may have against the Officer to prevent further injury to the Company resulting from such breach.

The Officer acknowledges that any breach of the agreements contained in this Section could cause irreparable damage to the Company. The Officer acknowledges that damages in the event of Officer's breach of this Agreement will be difficult, if not impossible, to ascertain and therefore it is agreed that the Company, in addition to, and without limiting any other remedy or right it may have under this Agreement or the law, will have the right to an injunction in enjoining any such breach. The Officer agrees to reimburse the Company for all costs and expenses, including reasonable attorney's fees, incurred by the Company because of any breach of this provision, but only in the event that the Officer willfully continues such breach or fails to cure such breach, following written notice thereof from the Company.

All covenants and provisions contained in Section 7 shall survive the termination of the Officer's employment, regardless of the reason of such termination.

The Officer confirms that he has reviewed this Agreement with his independent legal counsel.

Section 8.   Notices. Any notice or other communication required or desired to be given hereunder shall be in writing and shall be deemed duly given when personally delivered or when deposited in the United States mail, first class postage prepaid, properly addressed to the parties at their respective addresses below or such addresses as shall be given by notice of any party.

The Company: AdCare Health Systems, Inc.
               5057 Troy Road
               Springfield, OH 45502
               Attn: Chairman

               With a copy to:
               Chris Brogdon
               Two Buckhead Plaza
               3050 Peachtree Road NW
               Suite 570
               Atlanta, GA 30305

The Officer: The most recent address that the Company has on file.

Section 9.   Actions by the Company. Any determination, consent, waiver, agreement, or other action under or with respect to this Agreement and its implementation of or by the Company shall not be deemed made, taken or effected hereunder unless made, taken or effected in a writing signed by a duly authorized officer of the Company.

Section 10.   Waiver; Remedies Cumulative. No waiver of any right or option hereunder by any party shall operate as a waiver of any other right or option, or the same right or option as respects any subsequent occasion for its exercise, or of any legal remedy. No waiver by any party of any breach of this Agreement or of any agreement or covenant contained herein shall be held to constitute a waiver of any other breach or a continuation of the same breach. All remedies provided by this Agreement are in addition to all other remedies by it or the law provided.

Section 11.   Assignment. This Agreement shall be binding upon and inure to the benefit of the legal successors of the Company. Neither this Agreement nor any rights hereunder shall be assignable and any such purported assignment by his shall be void and of no force or effect; provided, however, that in the event of the Officer's death, any amounts that are unpaid and owing to the Officer or rights that are exercisable by the Officer shall be paid to or exercisable by his estate.

Section 12.   Applicable Law. This Agreement shall be governed and construed in accordance with the laws of the State of Ohio. Any action for breach or to enforce the terms of this Agreement, including without limitation the covenants and provisions contained in Section 7, may be brought in any state court in Montgomery County, Ohio or in federal court in Dayton, Ohio, and the parties hereby consent to jurisdiction and venue in such courts.

Section 13. <u>Indemnification</u>. The Company shall indemnify the Officer for his actions and omissions as an officer and provide for advancement of expenses in connection therewith to the maximum extent permitted by its state of incorporation. The Company shall maintain, during the Employment Term and for at least three (3) years thereafter, an adequate officer's liability policy covering the Officer for actions and omissions during the Employment Term.

Section 14. <u>Miscellaneous</u>. The invalidity or unenforceability of any term or provision of this Agreement shall not impair or affect the other provisions hereof, which shall remain in full force and effect. This Agreement constitutes the entire understanding between the parties concerning the Officer's employment with the Company and supersedes any and all previous agreements between the Officer and the Company concerning such employment. This Agreement cannot be amended or modified in any respect, unless such amendment or modification is evidenced by a written instrument signed by both the Company and the Officer. The captions of the various sections of this Agreement are not a part of the context hereof, are inserted merely for convenience in locating the different provisions hereof and shall be ignored in construing this Agreement.

The parties have executed multiple counterparts of this Agreement, each of which shall be deemed to be an original, as of the date set forth at the beginning hereof.

THE COMPANY: THE OFFICER:

ADCARE HEALTH SYSTEMS, INC.   BOYD P. GENTRY



By: _____   _____
David A. Tenwick, Chairman   Boyd P. Gentry

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